Exhibit 12.1

Endeavour International Corporation

Computation of Ratios of Earnings to Fixed Charges

(Amounts in thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings:
Income (Loss) before Taxes	$(123,197)	$(103,934)	$55,743	$(47,380)	$49,976	$(72,352)

Add: Fixed charges, excluding capitalized interest	63,016	45,295	34,592	16,629	22,976	19,282

Earnings	$(60,181)	$(58,639)	$90,335	$(30,751)	$72,952	$(53,070)

Fixed Charges:
Interest expense	$63,016	$45,295	$34,592	$16,629	$22,976	$19,282
Capitalized interest	20,118	14,711	3,925	3,067	3,998	6,358

Total fixed charges	$83,134	$60,006	$38,517	$19,696	$26,974	$25,640

Ratio of earnings to fixed charges	—	—	2.3	—	2.7	—

For purposes of this computation, earnings are defined as pretax earnings from continuing operations before adjustment for minority interest and equity losses in entities with oil and gas properties, plus interest expense, and amortization of debt discount and expense related to indebtedness. Fixed charges are interest expense, including amortization of debt discount and expenses on indebtedness.

Earnings were insufficient to cover fixed charges by $143.3 million for the nine months ended September 30, 2012 and by $118.6 million, $50.4 million and $78.7 million for the years ended December 31, 2011, 2009 and 2007, respectively.